Exhibit 99.1

DRAGONWAVE HORIZON QUANTUM AND HORIZON COMPACT+ PRODUCTS RECEIVE FIPS 140-2 CERTIFICATION

Company’s high capacity, highly secure products are well suited for critical communication applications

Ottawa, Canada, June 17, 2014 - DragonWave® Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced its Horizon Quantum and Horizon Compact+ products have received Federal Information Processing Standard (FIPS) 140-2 Level 1 certification. These certified DragonWave products utilize 256AES encryption to enable a complete solution set for public safety and critical communication applications.  Horizon Compact+ is a ruggedized all-outdoor microwave product delivering up to 1 Gbps capacity in the 6 to 60 GHz bands.  Horizon Quantum is a split mount system delivering up to 2 Gbps throughput in the 6 to 38 GHz bands.

“These newly certified and environmentally hardened products, combined with end-to-end network management through NetViewer, provide an industry-leading solution for critical communications,” said Greg Friesen, DragonWave vice president, product management. “This certification, our continuous product advancements, and expanding partnerships focused on critical communications are part of DragonWave’s strategic growth plan to increase our presence in this important market.”

The DragonWave products are the first FIPS certified systems to bring a series of new technologies to the secure communications sector. Both products feature DragonWave’s Bandwidth Accelerator, the industry’s only bulk compression engine that delivers 1.5-2X capacity improvement with minimal delay impact.  Horizon Compact+ is the first FIPS certified microwave product to deliver 2048QAM modulations and Horizon Quantum is the first FIPS certified product with dual channel capability in a single radio unit.  This combination of features drastically reduces the total cost of ownership through increased spectral efficiency and scalability for critical communications.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024	Investor Contact: John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2424